SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 14D-9
                               (Rule 14d-101)


                   Solicitation/Recommendation Statement
                       Under Section 14(d)(4) of the
                      Securities Exchange Act of 1934

                             (Amendment No. 2)

                             UNILAB CORPORATION
                         (Name of Subject Company)


                             UNILAB CORPORATION
                    (Name of Person(s) Filing Statement)


                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)


                                 904763208
                   (CUSIP Number of Class of Securities)


                             David W. Gee, Esq.
          Executive Vice President, Secretary and General Counsel
                             Unilab Corporation
                        704-228th Avenue N.E., #362
                        Sammamish, Washington 98074
                               (425) 898-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
        Communications on Behalf of the Person(s) Filing Statement)


                              With a Copy to:

                             Lou R. Kling, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.




         This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Unilab Corporation, a Delaware corporation, initially filed with the Securities and Exchange Commission on May 15, 2002 (as previously amended by Amendment No. 1 filed on June 7, 2002 and as amended hereby, the "Schedule 14D-9"), with respect to the offer made by Quest Diagnostics Incorporated, a Delaware corporation, through its wholly-owned subsidiary, Quest Diagnostics Newco Incorporated, a Delaware corporation, to exchange each issued and outstanding share of Unilab common stock for, at the election of the holder thereof, (i) $26.50 in cash, subject to the limitation described below or (ii) 0.3256 of a share of Quest Diagnostics common stock, upon the terms and subject to the conditions set forth in the prospectus relating to the exchange offer, dated May 15, 2002, and the related letter of election and transmittal. The total amount of cash payable in the offer will be subject to proration in the event that holders of more than 30% of the shares of Unilab common stock outstanding immediately prior to the consummation of the offer elect to receive cash in exchange for their Unilab shares in the offer.


Item 9.  Exhibits.

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

 "(e)(9) Amendment No. 2, dated as of June 20, 2002, to the Agreement and Plan of Merger by and among Quest Diagnostics Incorporated, Quest
Diagnostics Newco Incorporated and Unilab Corporation (incorporated by reference to Annex A of the prospectus in the Registration Statement on Form S-4 of Quest Diagnostics, dated June 24, 2002)."

"(e)(10) Amendment No. 1, dated as of June 17, to the Stockholders Agreement by and among Quest Diagnostics Incorporated, Quest Diagnostics Newco Incorporated, Kelso Investment Associates VI, L.P. and KEP VI, LLC (incorporated by reference to Annex B of the prospectus in the Registration Statement on Form S-4 of Quest Diagnostics, dated June 24, 2002)."


                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           UNILAB CORPORATION


                                           By:  /s/ David W. Gee
                                           ------------------------------
                                           Name:  David W. Gee
                                           Title: Executive Vice President,
                                                  Secretary & General Counsel


Dated: June 24, 2002




Exhibit No.       Description


  (e)(9) Amendment No. 2, dated as of June 20, 2002, to the Agreement and Plan of Merger by and among Quest
                  Diagnostics Incorporated, Quest Diagnostics Newco Incorporated and Unilab Corporation (incorporated by reference to Annex A of the prospectus in the Registration Statement on Form S-4 of Quest Diagnostics, dated June 24, 2002).

  (e)(10) Amendment No. 1, dated as of June 17, to the Stockholders Agreement by and among Quest Diagnostics Incorporated, Quest Diagnostics Newco Incorporated, Kelso Investment Associates VI, L.P. and KEP VI, LLC (incorporated by reference to Annex B of the prospectus in the Registration Statement on Form S-4 of Quest Diagnostics, dated June 24, 2002).